PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

Robert J. Burnett

rburnett@pblaw.biz

VIA EDGAR CORRESPONDENCE

July 11, 2012

Mara L. Ransom

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Lightcollar, Inc.

Post-Effective amendment to Form S-1

Filed June 19, 2012

File No. 333-174759

Dear Ms. Ransom:

This letter is in response to your comment letter dated July 10, 2012, with regard to the Post-Effective Amendment to the Form S-1 filing of Lightcollar, Inc., a Nevada corporation (“Lightcollar” or the "Company") filed on June 19, 2012.  Responses to each comment have been keyed to your comment letter.

Prospectus Cover Page

1.

We have corrected the date of the Prospectus to the approximate date of effectiveness of the Post-Effective Amendment.

2.

We have clarified, throughout the Prospectus, the term of the Offering.

3.

There have been no offers or sales of securities, pursuant to the Prospectus or otherwise, after June 14, 2012.  The Board was entitled to extend the term of the Offering to June 14, 2012 pursuant to the terms of the Offering as set forth in the original Prospectus dated September 15, 2012 and a part of the S-1 Registration Statement declared effective as of September 15, 2012.

4.

We have revised the Prospectus to reflect a Termination date of December 28, 2012.  The amendment to the Post-Effective Amendment filed in conjunction with this response letter contains updated audited financial statements and balance sheet as of March 31, 2012.

505 W. Riverside Avenue, Suite 500, Spokane, WA 99201 • T (509) 252-5066  • F (509) 252-5067 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Mara L. Ransom

Division of Corporation Finance

July 11, 2012

Please contact this office with any further comments or questions.  We are filing the redlined version of the amendment to the Post-Effective Amendment and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Lightcollar in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ Robert J. Burnett

Robert J. Burnett

RJB:aqs